Exhibit 99.2

Execution Copy

ASSET TRANSFER AGREEMENT

This Asset Transfer Agreement (this “Agreement”) is dated as of May 17, 2020 by and between Therapix Biosciences Ltd., a public company traded on Nasdaq and registered under the laws of the State of Israel (“Transferor”) and Evero Health Ltd. a limited liability company, registered under the laws of the State of Israel and a wholly-owned subsidiary of the Transferor (“Transferee”) (Transferor and Transferee shall sometimes be referred to collectively as the “Parties”, and severally as a “Party”).

W I T N E S S E T H:

WHEREAS, Transferor has developed that certain THX-110 Sleep technology relating to Obstructive Sleep Apnea, as further detailed in Schedule A (the “Technology”);

WHEREAS, Transferee desires to purchase from Transferor, and Transferor desires to sell to Transferee, the Technology, the contents thereof, and the intellectual property rights relating thereto, upon the terms and subject to the conditions of this Agreement;

NOW THEREFORE, in consideration for the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereby agree as follows:

DEFINITIONS

“Assets” means the Technology and the contents thereof, and all Intellectual Property owned by Transferor or in which Transferor has any right, title or interest, in connection therewith.

The “Intellectual Property” shall include: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all trade secrets and confidential business information (including ideas, research and development, know-how, technology, formulae, data, designs, drawings, specifications, records, supplier lists, cost information, and business plans and proposals); (b) all other proprietary rights; and (c) all copies, records, books, drawings or other tangible media embodying the foregoing (in whatever form or medium);

“Encumbrances” means any and all claims, charges, equitable interests, liens, options, rights of refusal, pledges, mortgage, assignments, security interests, sales contracts, leases, license agreements or arrangements, any liability whatsoever to make any payment by way of royalties, fees or otherwise, restrictions or encumbrances of any kind;

“Liabilities” means (i) any and all indebtedness of Transferor, whether or not evidenced by any contract, and (ii) all liabilities, duties and obligations of, and claims against, or relating to Transferor, or to the ownership, possession or use of any of the Assets on or prior to the date hereof, in each case whether accrued, unaccrued, matured, unmatured, absolute, contingent, known or unknown, asserted or unasserted and whether now existing or arising at any time prior to, at, or after the date hereof, and any lien against any of the Assets.

ARTICLE I

TERMS OF THE TRANSACTION

Section 1.1 Sale and Transfer of the Assets. On and subject to the terms and conditions set forth hereunder, upon the execution hereof, Transferor hereby sells, transfers, conveys, assigns and delivers to Transferee, and Transferee purchases and assumes from Transferor, all of Transferor’s rights, title and interest in or to the Assets as of the date hereof, free and clear of all Liabilities and Encumbrances.

Section 1.2 Consideration. In consideration for the transfer of the Assets, upon the execution hereof, Transferee shall issue and allocate to the Transferor 990,000 ordinary shares par value NIS 1.00 each of the Transferee. The transfer will be made in accordance with the terms and conditions of Section 104A of the Israeli Tax Ordinance (the “Purchase Price”).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF TRANSFEROR

Transferor represents and warrants to Transferee that the following statements are true, correct and complete as of the date hereof:

Section 2.1 Authority Relative to This Agreement. Transferor has full power and authority to execute, deliver, and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Transferor and constitutes a valid and legally binding obligation of Transferor, enforceable against Transferor in accordance with its terms, except that such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting creditors’ rights generally and (b) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances. The consummation of the transactions contemplated by this Agreement will not violate or be in conflict with (x) any agreement or instrument to which Transferor is a party or by which it or the Assets, are bound, (y) any judgment, order, ruling, or decree applicable to Transferor as a party in interest or any law, rule, or regulation applicable to Transferor, or (z) applicable law.

Section 2.2 Title to the Assets.

(a) Transferor is the sole and exclusive owner of all rights, title and interests in and to the Assets free and clear of any Encumbrances.

(b) Upon the consummation of the transactions contemplated hereby, Transferor will transfer good and marketable and valid title to the Assets and Transferee will acquire good, marketable and valid title to all of the Assets, free and clear of any Encumbrances.

Section 2.3 Encumbrances. Transferor has good and transferable title to the Assets, free and clear of all Encumbrances and:

(a)	There are no third party rights whatsoever with respect to the Assets or any part thereof;

(b)	No item of the Assets or directly related thereto is subject to any law, judgment, injunction, order, decree, ruling or agreement restricting the use or licensing thereof;

(c)	No person or entity has any ownership right, title, interest, claim in or any Encumbrance on any of the Assets;

(d)	To the best of Transferor’s knowledge, no claim, action, suit, proceeding, hearing, investigation, charge, complaint, dispute or disagreement is pending or is threatened, which challenges the legality, validity, enforceability, use or ownership of any item of any of the Assets, and no third party is infringing the Assets;

(e)	No contract, undertaking, agreement (written or oral) or commitment was entered into by Transferor or is binding upon Transferor with respect to the Assets or to which the Assets are or may be subject.

Section 2.4 Consents. No consent, approval, authorization order, filing, registration, or qualification of or with any court, governmental authority, or third person is required to be made or obtained by Transferor in connection with the execution and delivery of this Agreement by Transferor or the consummation by Transferor of the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TRANSFEREE

Transferee represents and warrants to Transferor that the following statements are true, correct, and complete.

Section 3.1 Authority Relative to This Agreement. Transferee has full power and authority to execute, deliver, and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Transferee and constitutes a valid and legally binding obligation of Transferee, enforceable against Transferee in accordance with its terms, except that such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting creditors’ rights generally and (b) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

Section 3.2 Organization. Transferee is duly organized under the laws of its jurisdiction of incorporation, and has the requisite power and authority to own its properties and to carry on its business.

ARTICLE IV

POST CLOSING COVENANTS

Section 4.1. Further Acts. At the sole cost and expense of Transferee, Transferor hereby undertakes to execute, verify, acknowledge and deliver any and all documents and to take any and all actions as Transferee may deem necessary or desirable in order to effectuate the assignment set forth herein and the fulfillment thereof, to vest, secure, perfect, protect or enforce the rights and interests of Transferee in and to the Assets, to put Transferee in actual possession and operating control thereof and to assist Transferee to obtain any and all necessary approvals and consents. In the event that Transferee is unable for any reason whatsoever to secure Transferor’s signature to any document it is entitled to under the preceding paragraph, Transferor hereby irrevocably designates and appoints Transferee and its duly authorized officers and agents, as its agents and attorneys-in-fact to act for and on its behalf and in its stead, to execute and file any such document and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed or done by Transferor.

Section 4.2 Covenant to Protect Confidential Information. Transferor acknowledges that in connection with Transferor’s ownership of the Assets, Transferor has Confidential Information, and Transferor agrees that he will maintain in strict confidence and will not disclose to any person or entity other than to Transferee or any person designated by Transferee, any Confidential Information, except with the prior consent of Transferee. The term “Confidential Information” means any information which is proprietary or unique to the Assets, including trade secret information, know-how, matters of a technical nature such as processes, devices, techniques, programs, trails, data and formulae, research and development subjects and results, plans and strategies, operations, products, revenues, expenses, profits, sales, and any information concerning the Assets learned by Transferor heretofore or hereafter.

ARTICLE V

MISCELLANEOUS

Section 5.1 Notices. All notices, requests, demands, and other communications required or permitted to be given or made hereunder by any party hereto shall be in writing and shall be deemed to have been duly given or made (a) if delivered personally, at the time of such delivery, (b) if transmitted by first class registered or certified mail, postage prepaid, return receipt requested, three (3) business days after the date of such mailing, (c) if sent by prepaid overnight delivery service, the next business day after being sent, or (d) if transmitted by cable, telegram, facsimile, or email, at the time of such transmission, in each case to the Parties at the addresses set forth above (or at such other addresses as shall be specified by the Parties by like notice).

Section 5.2 Entire Agreement. This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

Section 5.3 Amendment. This Agreement may be changed, modified, or amended only by an instrument in writing duly executed by each of the Parties hereto.

Section 5.4 Waiver. The failure of any Party to insist upon strict performance of a covenant hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Party’s rights to demand strict compliance in the future. No consent or waiver, express or implied to or of any breach or default in the performance of any obligations hereunder shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

Section 5.5 Binding Effect; Assignment; No Third Party Benefit. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by Transferor without the prior written consent of Transferee. Transferee shall be entitled to transfer, all or part, of its rights interests or obligations hereunder to any third party, provided such third party shall undertake all of Transferee’s obligations hereunder. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the Parties hereto, and their respective heirs, legal representatives, successors, and permitted assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

Section 5.6 Severability. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by law.

Section 5.7 Governing Law. The Parties agree and confirm that all matters relating to the validity, interpretation, implementation and enforcement of this Agreement, and the rights, duties and obligations of the Parties pursuant hereto, will be governed solely by the laws of the State of Israel, even if, under the rules relating to the conflict of laws which apply in Israel it could be held that another law governs.

Section 5.8 Exhibits and Schedules. All Exhibits and Schedules attached to this Agreement are a part hereof for all purposes.

Section 5.9 Amendment of Defined Instruments. Unless the context otherwise requires or unless otherwise provided herein, the terms defined in this Agreement which refer to a particular agreement, instrument or document also refer to and include all renewals, extensions, modifications, amendments and restatements of such agreement, instrument or document, provided that nothing contained in this section shall be construed to authorize any such renewal, extension, modification, amendment or restatement.

Section 5.10 References and Titles. All references in this Agreement to Exhibits, Schedules, articles, sections, subsections and other subdivisions refer to the Exhibits, Schedules, articles, sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any subdivisions are for convenience only and do not constitute any part of such subdivisions and shall be disregarded in construing the language contained in such subdivisions. The words “this Agreement”, “this instrument”, “herein”, “hereof”, “hereby”, “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The phrases “this section” and “this subsection” and similar phrases refer only to the sections or subsections hereof in which such phrases occur. The word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”. Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

Section 5.11 Counterparts. This Agreement may be separately executed in any number of counterparts and by any of the Parties hereto in separate counterparts, each of which when so executed shall be deemed to constitute one and the same Agreement.

Section 5.12 Jurisdiction and Venue. In respect of any action or proceeding arising out of or relating to this Agreement or the transaction contemplated hereby, each of the Parties hereto consents to the jurisdiction and venue of the Tel Aviv District Court and waives personal service of any and all process upon it, consents that all such service of process may be made by first class registered or certified mail, postage prepaid, return receipt requested, directed to it at the address specified in Section 5.1, agrees that service so made shall be deemed to be completed upon actual receipt thereof, and waives any objection to jurisdiction or venue of, and waives any motion to transfer venue from, any of the aforesaid courts.

Section 5.13 Expenses. Each Party shall bear its own expenses, in connection with the performance of this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Asset Transfer Agreement, by their duly authorized representatives, as of the day and year first above written.

/s Ascher Shmulewitz		/s/ Ascher Shmulewitz
Therapix Biosciences, Ltd.		Evero Health Ltd.
By:	Ascher Shmulewitz	By:	Ascher Shmulewitz
Title:	Chairman	Title:	Director

/s/ Oz Adler
Name:	Oz Adler
Title:	CFO

Schedule A

The Technology